UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: September, 2008	Commission File Number: 001-33086

LUNDIN MINING CORPORATION
(Name of Registrant)

Suite 2101
855 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
(604) 689-7842
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                 Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUNDIN MINING CORPORATION

Date: September 2, 2008	By:	/s/ Kevin Hisko
		Name:	Kevin Hisko
		Title:	Corporate Secretary

EXHIBITS
Exhibit	Description of Exhibit

99.1	Amended and Restated Mining Convention among The Democratic Republic of Congo, La Generale des Carrieres et des Mines, Lundin Holdings Ltd. and Tenke Fungurume Mining S.A.R.L. dated September 28, 2005

99.2

Amended and Restated Shareholders Agreement by and between La Generale des Carrieres et des Mines and Lundin Holdings Ltd., Tembo Ltd., Faru Ltd., Mboko Ltd., Chui Ltd. and Mofia Ltd. dated September 28, 2005